June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (the “Trust”)
File Numbers: 333-134551, 811-21906

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
668	6/8/2018	485BXT	0001364089-18-000146
660	5/11/2018	485BXT	0001364089-18-000131
652	4/13/2018	485BXT	0001364089-18-000104
644	3/16/2018	485BXT	0001364089-18-000079
636	2/16/2018	485BXT	0001364089-18-000052
627	1/19/2018	485BXT	0001364089-18-000019
618	12/21/2017	485BXT	0001364089-17-000266
610	11/24/2017	485BXT	0001364089-17-000242
602	10/27/2017	485BXT	0001364089-17-000206
591	9/29/2017	485BXT	0001364089-17-000182
579	9/1/2017	485BXT	0001364089-17-000158
569	8/4/2017	485BXT	0001364089-17-000131
562	7/7/2017	485BXT	0001364089-17-000111
553	6/9/2017	485BXT	0001628280-17-006330
546	5/12/2017	485BXT	0001364089-17-000074
539	4/13/2017	485BXT	0001364089-17-000057
532	3/17/2017	485BXT	0001364089-17-000043
524	2/16/2017	485BXT	0001364089-17-000030
516	1/17/2017	485BXT	0001364089-17-000011
508	12/20/2016	485BXT	0001364089-16-000336
502	11/23/2016	485BXT	0001364089-16-000321
494	10/28/2016	485BXT	0001364089-16-000304

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
482	9/30/2016	485BXT	0001364089-16-000273
470	9/2/2016	485BXT	0001364089-16-000257
460	8/5/2016	485BXT	0001364089-16-000235
453	7/8/2016	485BXT	0001364089-16-000220
445	6/8/2016	485BXT	0001364089-16-000208
428	3/25/2016	485APOS	0001628280-16-013077

The Amendments relate to Guggenheim Behavioral Large Cap ETF and Guggenheim Behavioral Small Cap ETF, each a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of these series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary